UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Vocus, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GTCR Valor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (collectively, the “Shares”), at a purchase price of $18.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014, and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on April 18, 2014.

Except as set forth below, the information set forth in the Schedule 14D-9, as heretofore amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by restating in its entirety the second paragraph in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Arrangements — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company — Treatment of Shares Held by Directors and Executive Officers Pursuant to the Offer and the Merger” on page 6 of the Schedule 14D-9, which was previously amended and supplemented pursuant to Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on April 30, 2014 (“Amendment No. 1”):

As of April 11, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,208,971 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or the lapse of restrictions on Company Restricted Stock (as defined below) held by such individuals. The following table sets forth, as of April 11, 2014, the cash consideration that each director and executive officer of the Company would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his Shares pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

Name of Executive Officer or Director	Shares	Consideration Payable in Respect of Shares ($)
Richard Rudman	733,696	13,206,528
Stephen Vintz	84,833	1,526,994
Steven Pogorzelski	0	0
Mark Heys	31,772	570,996
Kevin Burns	90,248	1,624,464
Gary Golding	29,750	535,500
Gary Greenfield	16,798	302,364
Ronald Kaiser	15,225	274,050
Robert Lentz	206,649	3,719,682
Jit Sinha	0	0

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the paragraph that was inserted pursuant to Amendment No. 1 immediately after the seventh paragraph on page 18 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Background of the Offer”:

As part of the negotiation of the Merger Agreement, GTCR communicated to the Company that it would require a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. On March 16, 2014, Skadden Arps provided its initial comments to the draft support agreement to Latham & Watkins, which comments included deleting references to each of Mr. Rudman and Mr. Vintz as a signatory to a support agreement, limiting the number of Shares that Okumus would be required to tender in the proposed Offer and adding a termination provision upon a Change in Recommendation (as such term is defined in the Merger Agreement). Over the next two weeks, as Skadden Arps and Latham & Watkins negotiated the Merger Agreement, such representatives also engaged in discussions regarding the requested tender and support agreements, including whether such agreements were appropriate or should be required, the amount of Shares that would be covered by any tender and support agreements, which parties would be required to enter into such agreements and whether such agreements would terminate upon a Change in Recommendation. Representatives of Latham & Watkins indicated to Skadden Arps that GTCR was firm in its requirement for these agreements from each of Okumus, Mr. Rudman and Mr. Vintz covering the entire amount of Shares beneficially owned by them. Latham & Watkins consistently conveyed to Skadden Arps that GTCR’s entry into the Merger Agreement would be conditioned on receipt of a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. However, Latham & Watkins agreed that the tender and support agreements would terminate upon a Change in Recommendation. On March 29, 2014, Skadden Arps sent a draft of the tender and support agreement to Okumus. On March 31, 2014, Okumus reported to Skadden Arps that it was willing to execute the form of agreement that Skadden Arps had provided, assuming that the Company was able to reach agreement with GTCR on a transaction at the $18.00 per share price GTCR had proposed. During the week of March 31, 2014, each of Mr. Rudman and Mr. Vintz separately communicated to Skadden Arps his willingness to enter into a tender and support agreement in the form provided in an effort to facilitate resolution with GTCR on negotiations with respect to GTCR’s proposed acquisition and assuming that the Company could reach agreement with GTCR on outstanding open issues. On that basis, during the week of March 31, 2014, Skadden Arps and Latham & Watkins prepared an execution version of a tender and support agreement for each of Okumus, Mr. Rudman and Mr. Vintz. On April 6, 2014, each of Okumus, Mr. Rudman and Mr. Vintz executed a tender and support agreement contemporaneously with the Merger Agreement covering all of the Shares owned by such person. None of Mr. Rudman, Mr. Vintz or, to Vocus’ knowledge, Okumus had any discussions with Latham & Watkins or GTCR regarding the requirement for a tender and support agreement or any term of such agreement. In considering the requested tender and support agreements, the Company Board considered that such tender and support agreements would not limit the rights of any such stockholder (or any director, officer or employee of Okumus (or affiliate of Okumus)) who is an officer or director of the Company from acting solely in his or her capacity as an officer or director and fulfilling the obligations of such office. None of the tender and support agreements provided for any different treatment of Shares tendered in the Offer by the stockholder signatory than Shares tendered by other holders.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name: Title:	Stephen A. Vintz Executive Vice President and Chief Financial Officer

Dated: May 5, 2014